

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Adam Kotkin, Chief Executive Officer
Apps Genius Corp
157 Broad Street, Suite 303
Red Bank, NJ 07701

> **Re:** **Apps Genius Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 30, 2010**
> **File No. 333-170715**

Dear Mr. Kotkin:

We have reviewed the above-referenced filing and the related response letter dated December 30, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 16, 2010.

General

1.   We note that in response to prior comment 1, you have disclosed your primary SIC code as 4822. The SIC code for your company in the EDGAR system appears to be 7374. Please revise your cover page accordingly or advise. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 21

2.   We note that your cash balance as of December 28, 2010 ($143,000) is less than the next 12 months of anticipated expenses ($485,000). Accordingly, we reissue part of our prior comment 8 to please disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. Also, please disclose the likelihood that you will be able to pursue your current business plan.

Directors, Executive Officers, Promoters and Control Persons

Adam M. Kotkin, Chief Executive Officer and Director, page 23

3.   We refer to your response to prior comment 9. Please describe the principal business of BigString Corporation and LiveInsurance.com. See Item 401(e) of Regulation S-K.

Transactions with Related Persons and Certain Control Persons, page 24

4.   We note the additional disclosure provided in response to prior comment 11. Please provide the approximate dollar amount involved in your transaction with PeopleString and, if applicable, the approximate dollar value of the amount of Mr. Kotkin's interest in the transaction. Refer to paragraphs (a)(3) and (d) of Item 404 of Regulation S-K. Please also file a written description of the terms of your oral agreement with PeopleString Corporation as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551 3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        Matthew Crispino
                                        Attorney-Advisor

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP